FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Quantum Music, Inc.

Legal status of Issuer:

> ***Form:***
>
> Corporation
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Delaware
>
> ***Date of Organization:***
>
> August 8, 2018

Physical Address of Issuer:

1841 South Calumet Avenue, 1003, Chicago, IL 60616

Website of Issuer:

https://musicquantum.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

March 15, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$122,920	$190,564
Cash & Cash Equivalents	$109,623	$182,448
Accounts Receivable	$7,210	$0
Short-term Debt	$135,949	$7,913
Long-term Debt	$102,707	$0
Revenues/Sales	$108,910	$84,351
Cost of Goods Sold*	$44,384	$50,008
Taxes Paid	$0 (incurred a tax loss)	$0 (incurred a tax loss)
Net Income	($298,387) – net loss	($352,446) – net loss

*Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 15, 2021

QUANTUM MUSIC, INC.

QUANTUM MUSIC

Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Quantum Music, Inc. ("**Quantum Music**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by March 15, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$100,000	$6,000	$94,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)　　This excludes fees to Company's advisors, such as attorneys and accountants.

(2)　　In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)　　The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://musicquantum.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/quantum-music


The date of this Form C is November 15, 2021.


TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Quantum Music, Inc. is a technology company empowering social media influencers and brands with cutting-edge technology tools, incorporated in Delaware as a corporation on August 8, 2018. Quantum Music, Inc. started as a limited liability company formed on May 8, 2017 with the Delaware Secretary of State. During the Company's first equity financing (Series Seed in 2018), our lead investor required us to convert our limited liability company into a Delaware corporation (Quantum Music, Inc.). Instead of dissolving the limited liability company, we maintained Quantum Music LLC. The common shareholders (including the Company's founders and certain management and advisors) are beneficial owners in the Company through their member interests in Quantum Music LLC, which is the Company's majority shareholder.

The Company is located at 1841 South Calumet Avenue, 1003, Chicago, IL 60616.

The Company's website is https://musicquantum.com.

The Company conducts business in the United States and China and sells services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/quantum-music and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100
Maximum Individual Purchase Amount	$100,000
Offering Deadline	March 15, 2022
Use of Proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 32.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase

Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. As a result, the revenue and income potential of our business is unproven, and there can be no assurance that we will ever operate profitably. In addition, because of our limited operating history, we have limited insight into trends that may emerge and affect our business. Errors may be made in predicting and reacting to relevant business trends and we will be subject to the risks, uncertainties and difficulties frequently encountered by early-stage companies in evolving markets. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Memorandum is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the outbreak of COVID-19. Although retailer clients may be considered essential businesses and therefore allowed to remain operational, they may experience significantly reduced demand. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in the supply chains and/or delays in the delivery of inventory of our retail clients. Such risks could also adversely affect retail clients' financial condition, resulting in reduced spending on our services. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our vendors and service providers that cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our vendors and service providers.

The spread of SARS-COV2, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory

regimes under which we operate, the effectiveness of actions taken in the United States and other countries to contain and treat the disease and whether the United States and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock and 2,500,000 shares of preferred stock, of which 7,500,000 shares of common stock and 2,257,401 shares of preferred stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for

any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

In addition, patents that could be issued to us in the future may be challenged, invalidated or circumvented. Our rights granted under those patents may not provide competitive advantages to us, and the claims under our patent applications may not be allowed. We may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. The process of seeking patent protection can be time consuming and expensive and patents may not be issued from currently pending or future applications. Moreover, our existing patents or any new patents that may be issued may not be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us.

We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We may face costly intellectual property infringement claims, the result of which would decrease the amount of cash we would anticipate to operate and complete our business plan.

We anticipate that from time to time we will receive communications from third parties asserting that we are infringing certain patents and other intellectual property rights of others or seeking indemnification against alleged infringement. If anticipated claims arise, we will evaluate their merits. Any claims of infringement brought by third parties could result in protracted and costly litigation, damages for infringement, and the necessity of obtaining a license relating to one or more of our products or current or future technologies, which may not be available on commercially reasonable terms or at all. Litigation, which could result in substantial cost to us and diversion of our resources, may be necessary to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others. Any intellectual property litigation and the failure to obtain necessary licenses or other rights could have a material adverse effect on our business, financial condition and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees, particularly Quan Zhang who is currently the Company's sole executive officer, director and key employee. The Company's directors, executive officers and key employees may not devote their full time and attention to the matters of the Company. Without the services of Quan Zhang, the Company's Founder and CEO, and any other executive officers and key employees acquired by the Company, the growth, progress, and overall success of the Company's business, financial condition, cash flow and results of operations may be adversely affected.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Future growth could strain our resources, and if we are unable to manage our growth, we may not be able to successfully implement our business plan.

We hope to experience rapid growth in our operations, which will place a significant strain on our management, administrative, operational and financial infrastructure. Our future success will depend in part upon the ability of our management to manage growth effectively. This will require that we hire and train additional personnel to manage our expanding operations. In addition, we must continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we may be unable to execute upon our business plan.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Since the majority of our shares of common stock are owned by Quantum Music LLC, our other stockholders may not be able to influence control of the Company or decision making by management of the Company.

Quantum Music LLC beneficially owns approximately 76.9% of our outstanding common stock. Their interests may not be, at all times, the same as that of our other stockholders. Where those conflicts exist, our stockholders will be dependent upon Quantum Music LLC, in a manner fair to all of our stockholders, its fiduciary duty as a majority stockholder. Also, Quantum Music LLC will have the ability to control the outcome of most corporate actions requiring stockholder approval, including the sale of all or substantially all of our assets and amendments to our Certificate of Incorporation. This concentration of ownership may also have the effect of delaying, deferring or preventing a change of control of us, which may be disadvantageous to minority stockholders.

We have no employment or compensation agreements with our sole director and officer and as such he may have little incentive to devote time and energy to the operation of our company.

Our sole director and officer, Quan Zhang, is not subject to any employment or compensation agreement with the Company. Therefore, it is possible that he may decide to focus his efforts on other projects or companies which have a higher economic benefit to him. Currently, he is not obligated to spend any time at all on our business and could opt to leave the Company for other opportunities or focus on other business which could negatively impact our ability to

succeed. We do not have any expectation that our sole director or officer will enter into an employment or compensation agreement with the Company in the foreseeable future and the loss of our sole director and officer may be highly detrimental to our ability to conduct ongoing operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our potential customers will require a high degree of reliability in the delivery of our services, and if we cannot meet their expectations for any reason, demand for our products and services will suffer.

Our success depends in large part on our ability to assure generally error-free services, uninterrupted operation of our network and software infrastructure, and a satisfactory experience for our customers' end users when they use Internet-based communications services. To achieve these objectives, we depend on the quality, performance and scalability of our products and services, the responsiveness of our technical support and the capacity, reliability and security of our network operations. We also depend on third parties over which we have no control. For example, our ability to serve our customers is based solely on our network access agreement with one service provider and on that service provider's ability to provide reliable Internet access. Due to the high level of performance required for critical communications traffic, any failure to deliver a satisfactory experience to end users, whether or not caused by our own failures could reduce demand for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain

access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We are in a competitive market which could impact our ability to gain market share which could harm our financial performance.

The business of influencer marketing and advertising, upon which we depend for our business, is very competitive. Barriers to entry on the Internet are relatively low, and we face competitive pressures from numerous companies that have existed and been successful in this general market space for many years. There are a number of successful platforms operated by proven companies that offer influencer marketing, branding and advertising services, such as we do, which may prevent us from gaining enough market share to become successful. These competitors have existing customers that may form a large part of our targeted client base, and such clients may be hesitant to switch over from already established competitors to our service. If we cannot gain enough market share, our business and our financial performance will be adversely affected.

We are a small company with limited resources relative to our competitors and we may not be able to compete effectively.

Many of our competitors have longer operating histories, greater resources and name recognition, and a larger base of customers than we have. As a result, these competitors will have greater credibility with our potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion, and sale of their services than we may be able to devote to our services. Therefore, we may not be able to compete effectively, and our business may fail.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the United States and abroad, including laws regarding data retention, privacy, distribution of user-generated content, consumer protection, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations, that are frequently evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly outside the United States. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to our business. It is also likely that if our business grows and evolves and our solutions are used in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability.

This may require us to expend substantial resources or to discontinue certain products or features, which would negatively affect our business. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred to prevent or mitigate this potential liability could also harm our business and operating results.

The Company's and its controlling stockholder's principal place of business is located in Illinois as of the date of the Offering, but neither company has applied for Authority to Transact Business in Illinois as of the date of the Offering.

Quantum Music, LLC is a predecessor entity to the Company, and currently is the Company's controlling stockholder. The Company's and Quantum Music, LLC's principal place of business is located in Illinois, but neither the Company nor Quantum Music, LLC has applied for Authority to Transact Business in Illinois as may be required by state law. The requirement to make such an application requires a legal opinion based on careful analysis of the Illinois Business Corporation Act and relevant state court decisions, which have interpreted what constitutes "transacting" or "doing" business in the state. The Company and Quantum Music, LLC have not obtained such a legal opinion as of the date of the Offering but have plans to do so as soon as practicable to determine whether an application for Authority to Transact Business in Illinois is required for the Company or Quantum Music, LLC. If it is determined that such an application is required by law, the Company and/or Quantum Music, LLC will be required to pay applicable franchise taxes and fees which will vary depending upon their respective paid-in capital and the proportion of property and business that is or will be located in Illinois.

The Illinois Business Corporation Act prescribes monetary and other penalties for any corporation that transacts business in Illinois before it obtains an Application for Authority. In addition to fees and franchise taxes, there is a penalty of $200, plus $5 per month, or 10 percent of fees and taxes, whichever is greater. In addition, late payment interest of 2 percent per month accrues against corporations until qualification.

The Illinois Limited Liability Company Act prescribes monetary and other penalties for any limited liability companies that transacts business in Illinois before it obtains an Application for Authority. If a limited liability company fails to be admitted to do business in Illinois within 60 days after it commences transacting business in Illinois, it is liable for a penalty of $2,000 plus $100 for each month or fraction thereof in which it has continued to transact business in this State without being admitted to do so.

In Illinois, outstanding franchise taxes constitute a lien on the real and personal property of corporations and limited liability companies that owe franchise taxes. Any foreign corporation or foreign limited liability company required to have an Application for Authority also will not be permitted to maintain a civil action in any court of Illinois until it has procured one.

If required to become qualified to transact business in Illinois, the Company and Quantum Music, LLC intend to make all required filings and pay all applicable franchise taxes, fees and penalties to procure said qualification as soon as practicable. The amount that may be owed by the Company and/or Quantum Music, LLC to obtain a qualification to transact business in Illinois has not been determined; however, said amount is not anticipated to have a material adverse effect on the Company's business.

Currently, the majority of the Company's revenues are received from its Chinese affiliate, Wuhu Quantum Music Culture Broadcasting LTD.

Quan Zhang and his family are the controlling-interest holders of the Company and Wuhu Quantum Music Culture Broadcasting LTD. ("Quantum China"). The Company has entered into that certain Business Allocation Agreement with Quantum China, dated August 23, 2018, as amended on October 27, 2021 (the "BAA"), that grants the Company control over Quantum China's operational decisions and allocates all financials to the Company. Quantum China is incorporated and active in the People's Republic of China and thus subject to the laws of the People's Republic of China, which are subject to change. The Company has not obtained a legal opinion on the enforceability of the BAA as may be impacted by the laws of the People's Republic of China; however, the BAA is intended to give the Company total control over and the financial benefits from Quantum China as if it were a wholly-owned subsidiary of the Company. Since making Quantum China a subsidiary of the Company would involve extraordinary cost and expense due to the complex international tax and other laws that would apply, the BAA was entered into as an accommodation until the Company can make Quantum China a subsidiary of the Company. There is no guarantee that Quantum China will ever be made a subsidiary of the Company. If Quantum China does not become a subsidiary of the Company

prior to a merger, sale, dissolution or other liquidity event, the value of the Company may be adversely effected and Investors may not realize the anticipated return on their investment.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone.

If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Quantum Music aims to build the largest influencer economy globally by empowering social media influencers and brands with cutting-edge technology tools. Influencers join the Quantum Music network to expedite the growth of their follower base and monetize their traffic by completing third-party brand promotions. Brands partner with Quantum Music to identify affiliated influencers who are the best promoters for their products and maximize returns on their media budgets. Fundamentally, we provide efficiency to the market by facilitating discoveries and transactions between social media influencers and brands.

Business Plan

The Company plans to significantly scale its business by (i) building a tech-enabled marketplace, (ii) continuing recruiting exceptional talent to join the team, and (iii) focusing on delivering a robust experience for influencers and commercial partners. The Company is close to breaking even and aims to achieve overall profitability in 12 to 18 months. The new capital raised in this Offering will be used to help expedite the Company's growth trajectory.

The Company's Products and/or Services

Product / Service	Description	Current Market
Influencer Network	We help young and established brands identify an optimal group of affiliated influencers to partner with, structure targeted online marketing campaigns, and track & analyze the performance results.	Direct-to-consumer via social commerce; Mostly Millennial and Generation-Z consumers
Content Production	We help private businesses and public organizations produce video and audio content in various formats, including advertisements, training courses, and social media releases.	B2B partnerships; Mostly small-to-midsize companies as clients

Competition

Quantum Music competes in a new economy catalyzed by the rapid growth of social media influencers globally. Many of these influencers are trendsetters in their subcategories and are proven to be a very efficient means of reaching young consumers. The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Our main competitors are companies who also focus on similar influencer markets, such as Grin, CreatorIQ, and #Paid.

Customer Base

The Company has built a vast influencer network consisting of over 200 social media influencers. Combining these affiliated influencers' social media accounts, Quantum Music currently covers a large online footprint of over 40 million followers.

Supply Chain

Most of the Company's technology and process know-how is developed and maintained in-house. Although the Company is dependent upon certain third-party vendors on selecting parts of the supply chain, the Company has access to alternate service providers if its current third-party vendors are unable to provide services or any issues arise with its existing vendors where a change is required to be made. We do not believe that the loss of a current third-party vendor or service provider would cause significant disruption to our business, although it could cause short-term limitations.

Intellectual Property

The Company has no federal or state trademark registrations (or applications) and no patents (or patent applications) with the United States Patent and Trademark Office or with any international government agency. The Company's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities as well as certain international laws. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Hiring	24%	$6,000	24%	$256,800
Sales & Marketing	29%	$7,250	29%	$310,300
Technology	33%	$8,250	33%	$353,100
Equipment	8%	$2,000	8%	$85,600
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Hiring (to continue recruiting top talent to join our team)
Sales & Marketing (including paid promotions to acquire more influencers and business development efforts on onboarding more third-party brands to join our platform)
Technology (to develop our in-house technology to automate the transaction process between influencers and brands)

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Quan Zhang	Founder, Chief Executive Officer, Secretary and Director	Mr. Zhang has served as Chief Executive Officer and Secretary for the Company over the last three (3) years, and his responsibilities have included: • Setting strategic directions and performance targets of the overall business; • Hiring and retaining excellent executives at the company; • Communicating, on behalf of the company, with key stakeholders; • Ensuring that the company maintains high social responsibility wherever it conducts business; and • Assessing potential risks and ensuring the risks are monitored and minimized.	**The University of Chicago,** Chicago, IL, *Ph.D.* in Physics, GPA: 3.94/4.0, December 2010 **The University of Science and Technology of China,** Hefei, China *B.Sc.* in Physics, GPA: 3.86/4.0, June 2004
Quanwei Hu	Co-Founder and Chief Operating Officer	Mr. Hu has served as Chief Operating Officer for the Company over the last three (3) years, and his responsibilities have included: • Assisting the Company's CEO in designing the strategic roadmap of the Company, driving operational excellence, and fulfilling hiring needs; • Translating the Company's strategy into actionable goals and setting comprehensive KPIs to measure performance; • Ensuring effective recruiting, onboarding, professional development, and employee retention; • Establishing policies and procedures that promote company culture and vision; and • Overseeing the Company's daily operations and organization productivity.	**School of the Art Institute of Chicago (SAIC),** *Bachelor of Fine Arts*, June 2017

Biographical Information

Quan Chang - Prior to founding Quantum Music, Mr. Zhang was a venture capital investor at Guild Capital (December 2013 - April 2017). As the head of e-commerce investments at Guild, he led a series of early-stage transactions (such as Series Seed in Home Chef), which yielded top-notch investment returns for the fund's limited partners. In addition, Mr. Zhang actively supported the growth of portfolio companies, led internal investor communication, and designed a comprehensive investment process/training while at Guild Capital.

Prior to Guild Capital, Mr. Zhang was an Engagement Manager at McKinsey & Company, Chicago Office (October 2010 - November 2013). He led a wide range of M&A and private equity engagements in the software/IT, retail and healthcare sectors during his tenure at McKinsey & Company.

Mr. Zhang received his Ph.D. in Physics from the University of Chicago in 2010 and his B.S. from the University of Science and Technology of China (2004).

Quanwei Hu – Mr. Hu has prior experience in audio production, film directing, and theater technology. Mr. Hu is passionate about creating exciting content by using cutting-edge digital tools. Mr. Hu was Co-Founder and Lead Broadcast Tech at Crazart Studio from Sept 2013 and March 2017. Mr. Hu also previously worked for several live music production companies, including Production Resource Group (April 2016 to August 2016) and Tait Towers (June 2015 to July 2015). Mr. Hu received a Bachelor of Fine Arts from the School of the Art Institute of Chicago (SAIC) in June 2017.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $.0001 per share (the "**Common Stock**") and 2,500,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 7,500,000 shares of Common Stock and 2,257,401 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,500,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	76.9%

Type	Seed Preferred Stock
Amount Outstanding	2,257,401
Par Value Per Share	$0.0001
Voting Rights	1 vote per share on an as-converted basis with full voting rights and powers of holders of Common Stock
Anti-Dilution Rights	None
Other Rights	Preferred stockholders have a liquidation preference upon a merger, consolidation, sale, transfer or other disposition described in Section 1.3 of the Company's Certificate of Incorporation. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the original issue price for the series of Preferred Stock by the conversion price as set forth in the Company's Certificate of Incorporation. From and after the date of the issuance of any share of Preferred Stock, it accrues a dividend at the rate of 4% per annum payable only when, as, and if declared by the Board of Directors.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Preferred Stock which may dilute the Security and have liquidation preferences and other similar rights as described above.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	23.1%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Pre-A Convertible Notes
Face Value	$292,500.00
Voting Rights	No, but voting rights may be granted upon conversion into shares.
Anti-Dilution Rights	No, but the Company may issue additional convertible notes and other convertible securities that may dilute the Security.
Material Terms	The Convertible Notes were issued to 8 investors between January 10, 2020 and January 2, 2021; all outstanding Convertible Notes have a maturity date of November 30, 2022. The Convertible Notes accrue interest at a rate of 4% per annum. Except in a sale of the Company, prepayment of any amounts due under the Convertible Notes may not be made without the written consent of the majority note holders. The outstanding principal and accrued and unpaid interest under the Convertible Notes will be automatically converted into shares of capital stock issued upon the closing of the Qualified Financing (as defined below). Prior to the maturity date of the Convertible Notes, the majority note holders may vote to convert the Convertible Notes into shares of the Company's Common Stock. If a sale of the Company is consummated at any time prior to the conversion or repayment in full of the Convertible Notes, then the holder shall have the right to receive, in full satisfaction of the Convertible Notes and in lieu of any conversion hereof, the higher of (i) the original principal amount of the Note, plus any interest accrued and unpaid thereon or (ii) the amount that such purchaser would have received in the sale of the Company if prior to the sale of the Company it had converted the Convertible Notes into Common Stock at a conversion price equal to the Common Stock conversion price determined as of immediately prior to the effective time of such sale of the Company. The conversion rate of the Convertible Notes will either be eighty-five (85%) percent of the price per share or (B)the quotient resulting from dividing $7,000,000, whichever results in the greatest number of shares issued to the converting note holders. A "Qualified Financing" means the next sale (or series of related sales) by the Company of its preferred stock from which the Company receives gross proceeds of not less than $1,500,000, but excluding any conversion amounts of any Notes and other convertible debt securities of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities may convert to Common Stock or Preferred Stock in the future, which could dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).*	4%

* The percentage assumes conversion of the convertible notes at the valuation cap.

Advisor Shares

The Company has not adopted an equity incentive plan as of the date of this Form C; however, the Company has entered into two letter agreements for advisor services whereby the Company has agreed to issue an option to purchase up to 80,418 shares of Common Stock and an option to purchase up to 60,403 shares of Common Stock to an advisor, subject to the approval of the Board of Directors and the adoption of an equity incentive plan.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Paycheck Protection Program Loan/Grant
Amount Outstanding	$0.00 – Loan has been forgiven subsequent to the date of the financial information disclosed in Exhibit A hereof on July 26, 2021. Original loan amount was $9,900.
Interest Rate and Amortization Schedule	1% per year
Description of Collateral	N/A
Other Material Terms	Under the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "Act"), up to the full principal amount of the loan and any accrued interest can be forgiven if the Company uses all of the loan proceeds for forgivable purposes as required under the Act and any rule, regulation, or guidance issued by the Small Business Administration pursuant to the Act (collectively, the "Forgiveness Provisions"). Any processes or procedures established under the Forgiveness Provisions must be followed and any requirements of the Forgiveness Provisions must be fully satisfied in order to obtain such loan forgiveness. There is no guaranty that the loan will be forgiven.
Maturity Date	May 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Quantum Music LLC*	7,500,000 Shares of Common Stock	79.5%

* The outstanding voting Class A Units of Quantum Music LLC are owned by Quan Zhang. Quan Zhang is the company's sole manager and owns approximately 74% of the total outstanding units of Quantum Music LLC. The remaining outstanding units are non-voting Class B Units.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Quantum Music, Inc. (the "**Company**") was incorporated on August 8, 2018 under the laws of the State of Delaware, and the Company is headquartered in Chicago, Illinois. Quantum Music, Inc. started as a limited liability company formed on May 8, 2017 with the Delaware Secretary of State. During the Company's first equity financing (Series Seed in 2018), our lead investor required us to convert our limited liability company into a Delaware corporation (Quantum Music, Inc.). Instead of completely dissolving the limited liability company, we maintained Quantum Music LLC. The common shareholders (including the Company's founders and certain management and advisors) are beneficial owners in the Company through their member interests in Quantum Music LLC, which is the Company's majority shareholder.

Cash and Cash Equivalents

As of October 31, 2021, the Company had an aggregate of $33,468 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Equity	$1,100,312	2,257,401	Hiring; Business Development; Digital Marketing & Other Promotions	August 23, 2018	Section 4(a)(2)
Pre-A Convertible Note	$292,500	N/A	Hiring; Business Development; Digital Marketing & Other Promotions	Between Jan 10, 2020 to Jan 2, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Quan Zhang and his family are the controlling-interest holders of the Company and Wuhu Quantum Music Culture Broadcasting LTD. ("Quantum China"). The Company has entered into that certain Business Allocation Agreement with Quantum China, dated August 23, 2018, as amended on October 27, 2021, that grants the Company control over Quantum China's operational decisions and allocates all financials to the Company.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by **March 15, 2022** (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is **$100** and the maximum amount that an Investor may invest in the Offering is **$100,000**, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than **$1,000,000** (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of **$10,000,000** divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by **85%**.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) **$10,000,000** divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the

"**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of **$100,000.00** or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up

to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of

this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Quan Zhang
_____
(Signature)

Quan Zhang
_____
(Name)

Chief Executive Officer, Secretary and Sole Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Quan Zhang
_____
(Signature)

Quan Zhang
_____
(Name)

Chief Executive Officer, Secretary and Sole Director
_____
(Title)

November 15, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



Quantum Music, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Quantum Music, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 1, 2021

Vincenzo Mongio

Consolidated Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	109,623	182,448
Accounts Receivable	7,210	-
Total Current Assets	116,833	182,448
Non-current Assets		
Intangible Assets: Software, net of Accumulated Amortization	6,087	8,116
Total Non-Current Assets	6,087	8,116
TOTAL ASSETS	122,920	190,564
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,962	7,913
Convertible Notes - Current Portion	130,000	-
Accrued Interest - Convertible Notes	3,987	-
Total Current Liabilities	135,949	7,913
Long-term Liabilities		
Convertible Notes	92,500	-
Accrued Interest - Convertible Notes	307	-
PPP Loan	9,900	-
Total Long-Term Liabilities	102,707	-
TOTAL LIABILITIES	238,656	7,913
EQUITY		
Common Stock	750	750
Preferred Stock	226	226
Additional Paid in Capital	1,065,859	1,065,859
Accumulated Deficit	(1,182,571)	(884,184)
Total Equity	(115,736)	182,651
TOTAL LIABILITIES AND EQUITY	122,920	190,564

Consolidated Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	108,910	84,351
Cost of Sales	44,384	50,008
Gross Profit	64,526	34,343
Operating Expenses		
Advertising and Marketing	29	348
General and Administrative	298,888	332,272
Rent and Lease	57,831	55,691
Amortization	2,029	2,029
Total Operating Expenses	358,777	390,340
Operating Income	(294,251)	(355,997)
Interest Income	158	4,005
Interest Expense	4,294	-
Other Expenses	-	454
Net Income	(298,387)	(352,446)

Consolidated Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(298,387)	(352,446)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	2,029	2,029
Accounts Payable	(5,951)	(6,126)
Accounts Receivable	(7,210)	-
Accrued Interest - Convertible Notes	4,294	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(6,838)	(4,097)
Net Cash provided by Operating Activities	(305,225)	(356,543)
INVESTING ACTIVITIES		
Loans to Shareholders	-	(3,412)
Net Cash provided by Investing Activities	-	(3,412)
FINANCING ACTIVITIES		
Convertible Notes	222,500	-
PPP Loan	9,900	-
Net Cash provided by Financing Activities	232,400	-
Cash at the beginning of period	182,448	542,403
Net Cash increase (decrease) for period	(72,825)	(359,955)
Cash at end of period	109,623	182,448

Consolidated Statement of Changes in Shareholder Equity

| | Common Stock | | Preferred Stock | | | | |
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	7,500,000	750	2,257,401	226	1,065,859	(531,738)	535,097
Net Loss	-	-	-	-	-	(352,446)	(352,446)
Ending Balance 12/31/2019	7,500,000	750	2,257,401	226	1,065,859	(884,184)	182,651
Net Loss	-	-	-	-	-	(298,387)	(298,387)
Ending Balance 12/31/2020	7,500,000	750	2,257,401	226	1,065,859	(1,182,571)	(115,736)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Quantum Music, Inc. ("the Company") was formed in Delaware on August 8th, 2018. The Company generates revenue by utilizing its network of over 200 social media influencers to complete third-party brand promotions via video and audio content in various formats such as podcasts, training courses, and social media releases.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Consolidation – The financials represented herein include the results of operations and financial position for the Company and Wuhu Quantum Music Culture Broadcasting LTD. in accordance with that certain Business Allocation Agreement, dated August 23, 2018, as amended on October 27, 2021 (the "Business Allocation Agreement"). The Company consolidates Wuhu Quantum Music Culture Broadcasting LTD pursuant to the terms of the Business Allocation Agreement because it is a variable interest entity as a result of common control and the Company being the primary economic beneficiary.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

Revenue is recognized when the Company's performance obligations under the terms of the contracts with customers are satisfied. The Company generates revenues through various segments, mainly Influencer Network and Content Production.

Through Influencer Network, the Company assists brands in identifying an optimal group of affiliated influencers to partner with, structure targeted online marketing campaigns, and track & analyze performance results. Revenue is recognized and invoiced on these digital marketing campaigns when influencers completed promotions requested by the brands. Brands usually pay within 30 days after receiving the invoices from the Company.

Through Content Production, the Company assists businesses and public organizations in producing video and audio content in various formats, including training courses, social media posts, etc. At the start of a project, the client receives a quoted rate for the production work. When the client agrees to the rate and signs a contract with the Company, the project will begin. Revenue is recognized and invoiced when the production project is completed to the satisfaction of the client. Clients usually pay within 30 days after receiving the invoices from the Company.

Revenue breakdown by segment by year.

Revenue	2020	2019
Influencer Network	61,847	61,819
Content Production	46,095	22,101
Other	968	431
Total	**108,910**	**84,351**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which begins when the computer software is ready for its intended use.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. A deferred tax assets and liabilities represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the years ending December 31, 2019 or 2020 as it incurred a tax loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019 and 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019 and 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Income Tax Provision

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it was filed.

The tax return for December 31, 2020 remains on extension and will be timely filed by the due date of October 15, 2021.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental

guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Quan Zhang and his family are the controlling-interest holders of the Company and Wuhu Quantum Music Culture Broadcasting LTD. The Company has a business allocation agreement with Wuhu Quantum Music Culture Broadcasting LTD that grants control over its operational decisions and allocates all financials to the Company.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several unsecured convertible note agreements for the purposes of funding operations. The interest on the notes was 4%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2021 to 2022. The notes are convertible into shares of the Company's Common Stock at a 15% discount during a change of control or qualified financing event. As of December 31, 2020, the notes had not converted to common or preferred stock.

In May 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $9,900 with an interest rate of 1% and maturity date of May 2022. This loan is not secured. The balance of this loan was $9,900 as of December 31, 2020 and has been forgiven subsequent to the date of these financials.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	$130,000.00
2022	$92,500.00
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. 7,500,000 shares were issued and outstanding as of 2019 and 2020.

The Company has authorized 2,500,000 shares of Preferred Stock with a par value of $0.0001 per share. 2,257,401 shares were issued and outstanding as of 2019 and 2020.

The voting, dividend, and liquidation rights of Common Shareholders are subject to and qualified by the rights, powers, and privileges of Preferred Shareholders.

Preferred Shareholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. From and after the date of the issuance of Preferred Stock, dividends shall accrue at a rate of 4% per annum of the original issue price plus all accruing dividends accrued and unpaid thereon as of the date of any calculation. In the event of a dissolution or liquidation, holders of Preferred Stock will be entitled to the assets available for distribution to stockholders before any payment will be made to Common Shareholders. Preferred Stock is convertible at the

option of the holder at a time and from time to time into Common Stock determined by dividing the original issue price by the "Series Seed Conversion Price", which is initially $0.60. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 1, 2021, the date these financial statements were available to be issued.

The Company issued $70k in Convertible Notes with identical terms as those disclosed in "Note 5 – Debt".

The PPP loan in the amount of $9,900 was forgiven in full.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 **Republic**

Company Name	Quantum Music
Logo	
Headline	An online marketplace for the $30B+ Asian influencer economy
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Tags	Minority Founders, influencer marketing, Marketplace, $1M+ raised
Pitch text	**Summary** - Matching Asian influencers with global brands - Industry valued at $30B+, with 30% annual growth - An expanding network of 300+ affiliated influencers 40M+ total followers by Q2 2021, with 9X annual growth - Annualized revenue run-rate 2.3X from Q2 2020 to Q2 2021 - Founders with experience in consulting, venture capital, & content creation

Problem

The growing Asian influencer economy has unmet needs

- The Asian influencer economy is growing fast. In China alone, the iResearch Consulting group forecasts the market to surpass $35B by 2021.

- However, finding the right group of local influencers to work with and promote their products/services is still **a daunting task for brands**.

- Due to information asymmetry, many Asian influencers lack effective means to nurture the fan base and **struggle to generate extra income** from their accounts.

- There's a massive opportunity for a new marketplace to emerge and solve these pressing issues—by efficiently **matching local influencers in Asia with global brands** and providing powerful tools & data for both sets of stakeholders.



Solution

A gig marketplace for Asian influencers and global brands

- Quantum Music solves the mismatch between Asian influencers and global brands by building a gig marketplace.

- We help brands select an optimal group of affiliated influencers to partner with, structure targeted marketing campaigns, and track & analyze the results.

- We assist affiliated influencers (especially micro-influencers) in gaining more online traction and generating more income by completing promotion tasks.

- By partnering with Quantum Music, **brands maximize returns** on their digital marketing campaigns, and **influencers receive unprecedented opportunities** to make a better living.



Product

A catalyst for success in the influencer economy

Easy-to-use, data-driven, omni-channel, tech-enabled



At Quantum Music, we are committed to creating products that enable the success of both influencers and brands:

- **For influencers**, we provide access to proprietary toolkits (e.g., content improvement modules, follower demographic analysis) to learn and grow their fan bases faster across different social media channels.

- **For brands**, we provide easy-to-use, end-to-end solutions to promote their products and services. With robust feedback, brands can continually improve their campaign efficiency.



Traction

Quantum Music's online footprint surpassed 40M

More than 9X over the trailing 12 months



Total Fan Base Of Our Affiliated Influencers
(in millions)

Over 300 influencers have already joined the Quantum Music marketplace; and our Asian influencer community continues to expand quickly.



We have a healthy mix of **young and established brands** partnering with us to promote their products and services.



Customers

Influencers and brands trust us to unleash their potential

We are committed to the success of our customers. Many up-and-coming influencers have achieved expedited growth of fans and monetization after joining us.

	Influencer	**Before** *No. of subscribers*	**After** (over 6 months) *No. of subscribers*
	• Jessie	• 801	• 70k (*87x*)
	• Shanshan	• 3.5k	• 32k (*9x*)
	• Jackey	• 157	• 23k (*146x*)
	• Kai	• 1,539	• 13k (*8x*)

Our affiliated influencers' fans are **young, dynamic, and the target consumers** of many global brands.



Audience Demographics*:

91% are 18 to 30 years old

30% Female **70%** Male

77% **23%**

84% prefer to travel together in a group

62% are interested in surfing the Internet at home

42% own at least one pet

39% prefer to use domestic brands in China

25% are used to sleeping after midnight

* Demographics by the end of 2020

Many third-party brands are **repeat customers** who love working with Quantum Music.

TESTIMONIALS



We love working with Quantum Music. Their commitment to delivering the best results possible and tireless focus on continuous improvements make every project of ours a success.

Flora Liu, CEO at JoyView Education

Business Model

We are successful when our customers are successful

Quantum Music's business model runs on a self-reinforcing flywheel with solid momentum.



Similar to Uber, Airbnb, and other two-sided marketplaces, our primary source of revenue comes from the affiliated influencer network: for every promotion task carried out on the Quantum Music marketplace, we **collect payment** from a third-party brand and **split the benefit** with influencers who complete the job.

Quantum Music typically keeps **20-40% of the gross revenue** generated per task, and shares the rest with affiliated influencers.

As a case study, we partnered with a popular game in Asia, **Honor of Kings,** and completed the following promotion:

Market

Asian influencer economy is a multi-billion dollar opportunity

Quantum Music competes in the Asian influencer economy, a massive market opportunity expedited during the pandemic. In China alone, the market size is projected to surpass $35B by the end of 2021, growing quickly at 30% per year.

Asian influencer economy took off in 2019 and has transitioned to a new phase of expansion. Quantum Music is winning by **democratizing access** to the influencer economy.



Competition

A different approach in serving the stakeholders

The influencer economy is not a new concept invented by us. However, compared to others, Quantum Music is taking **a drastically different approach** by lowering the barriers to entry, rewarding most with incremental income, and adding tremendous market efficiency.

Traditional Approach Quantum Music Approach A. Platform *Superstar Effect*

- Many companies often treat influencers as "lottery tickets," as they heavily bet on a few big ones and neglect the micro-influencers.
- They hope that these "lottery tickets" will more than compensate for the total costs incurred for their companies.

Long-Tail Effect

- We provide training and toolkits so that most participants (including the micro-influencers) can improve and be benefited with more income.
- Our success is determined by the median influencer quality and performance instead of just a few "lottery tickets."

B. Process *Labor-Intensive*

- Companies mostly rely on tedious/repetitive processes (e.g., calls, texts) when communicating with influencers and working with brands.

- They lack a commitment to building a more robust and scalable system to support long-term growth.

Tech-Enabled

- We are willing to make an upfront investment in designing a streamlined process and building a marketplace that is empowered by technology.
- We take a long-term view and believe that the upfront investment will generate attractive returns.

C. Pricing*Opaque*

- Price quotes are mostly ad hoc.
- Brands are constantly hurt by hidden fees or unfair premiums charged in the market.

Transparent

- Our pricing is robust and logical.
- With lower overhead, we want to continue improving the liquidity and efficiency of the market.

Vision

The go-to marketplace for Asian influencers

Our vision is to become the go-to marketplace for Asian influencers. We have built an elite culture as a sound foundation for future expansion. The core of our culture includes:

1 **Measuring the unmeasurable**: We make the effort to quantify different business dimensions and focus on generating measurable results.

2 **Speed is everything**: We're willing to take risks in conducting new experiments and emphasize fast iterations.

3 **Being disciplined**: We're scientists among artists and stay disciplined on tasks that we execute daily.

Innovation has been codified into our DNA. We are also structuring **an experiment in the NFT (aka. non-fungible token)** space. In the long run, we want to better help global influencers build and capitalize on their true fans with the power of cutting-edge technologies, such as blockchain.

We shall use the funding raised from this offering for **team hiring**, **influencer & brand acquisition**, and **technology improvement**. We are focused on building a big company with a viable path to grow beyond $100M in ARR within five years.

Investors

Capital-efficient growth with over $1M raised to-date

Quantum Music closed its Series Seed round of funding from prominent founders and investors. We've been scaling the Quantum Music business capital efficiently and are now at an inflection point. Here is what our early investor had to say.



We're closing a new round of capital to expedite our growth – focusing on scaling the influencer network, improving the marketplace efficiency through tech-driven initiatives, and recruiting more top talent to join our team. We are tremendously grateful to all of our investors and friends for their continued support of Quantum Music.

Founders

Quantum Music – where science meets art

Founders are committed entrepreneurs with complementary skills, building an enduring business at Quantum Music.



Quan Zhang

Co-Founder and CEO, *"the Scientist"*

- Prior to founding Quantum Music, Quan was a VC Investor at Guild Capital.

- Prior to Venture Capital, Quan was an Engagement Manager at McKinsey & Company.

- Quan received his **Ph.D. in Physics** from the University of Chicago and his B.S. from the University of Science and Technology of China (USTC).



Quanwei Hu

Co-Founder, *"the Artist"*

- Quanwei has prior experience in audio production, film directing and theater technology.

- Quanwei was Co-Founder & Lead Broadcast Tech at Crazart Studio and previously worked for several live music production companies, such as Production Resource Group and Tait Towers.

- Quanwei received his **Bachelor of Fine Arts** from the School of the Art Institute of Chicago (SAIC).

Team

	Quan Zhang	Co-Founder and CEO
	Quanwei Hu	Co-Founder
	Chris Bordeaux	Investor & Advisor

Perks

$1,800 A Quantum badge that represents an early-supporter status will be granted. The badge will be represented by digital tokens, which shall carry potential benefits, including but not limited to access to premium fan events, discounts on future purchases, membership for exclusive early investor clubs, early access to future NFT sale events, and more. The generation and distribution of such digital badges will be announced at a future time via emails.

FAQ

EXHIBIT C

Form of Security

QUANTUM MUSIC, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], QUANTUM MUSIC, INC., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**.

        (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing**

Price”).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section

1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than **$1,000,000** cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (v) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule

503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (v) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option

or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company

with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the Investors holding Crowd SAFEs representing the majority of the Purchase Amount of all Crowd SAFEs then outstanding.

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of

law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Chicago, Illinois. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(l)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding **$100,000** (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current

Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(m)   In the event the Investor qualifies as a Major Investor, the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

QUANTUM MUSIC, INC.

By: _____
      Quan Zhang, CEO

Address: 1841 South Calumet Avenue, 1003, Chicago, IL 60616, United States
Email: quan.zhang@quantummusicllc.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between QUANTUM MUSIC, INC., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing <u>Section 1</u>.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                           LLC d/b/a Republic
Date   Date

Video Transcript

Quantum Music where science meets art.

We are the go-to-marketplace connecting Asian influencers with global brands. Our network has more than 40 million combined followers, growing at over 800% year-over-year. That is more than the total population of the State of California.

Influencer economy is a multi-billion-dollar market expanding rapidly throughout the pandemic. In Asia alone, the market size is over $30 billion.

However, the existing influencer landscape is still very fragmented and inefficient. Meet Fanfan, an up-and-coming influencer in Asia. She has built a following with over 10,000 fans. However, she needs help to grow and to monetize.

There are obvious unmet needs between Asian influencers and global brands. How can we capture this once-in-a-decade opportunity?

At Quantum Music, we are building a two-sided marketplace to solve this problem. Like other two-sided marketplaces, such as Uber and Airbnb, we match Asian influencers with global brands to complete paid projects.

For influencers, we provide supporting toolkits to boost their growth. For example, with the help of Quantum Music, Shanshan, an Asian influencer, has grown her fan base 9X within 6 months after joining us.

For brands, we provide easy-to-use end-to-end solutions to promote their products and services. With robust feedback from us, brands can continue to improve their marketing campaigns.

For example, we received a request from Pepsi for its 2021 summer promotion. With our proprietary algorithm, we paired a group of influencers with Pepsi to fulfill the request. After a successful campaign, we shared the revenue with these influencers.

We have made robust progress to date. Over 300 Asian influencers have already joined our ecosystem, and they have more than 40M followers combined. This fan base almost 10X over the trailing 12 months, and the community of influencers continues to grow strongly.

Innovation is in our DNA. We are committed to building a big global ecosystem. Besides the existing infrastructure, our team is also exploring cutting-edge technologies, such as NFT (non-fungible token), to better help our influencers build and monetize their fan base.

More importantly, people love to work with Quantum Music.

"*Quantum Music adopts a proven business model and applies it in new geography. As an early investor in Quantum Music, I am proud of the team's ability to execute and optimistic about the company's future.*"

We are excited about the path forward. Join us to participate in the new influencer economy and build a better future together.